FOSTER'S
GROUP

SUPPL

ASX RELEASE

The following release was made to the Australian Securities Exchange Limited today:

"Notice of Change in Interests of Substantial Shareholder Under Section 671B"

Released: 6 June 2007

Pages: 27
(including this page)

07024242

FILE NO: 082-01711

Fosters Brewing

If you would prefer to receive this notification by email please reply to
jane.dowsey@fostersgroup.com or
Ph: +61 3 9633 2105

Dew 6/8

Capital Group℠ Companies

The Capital Group Companies, Inc.
333 South Hope Street
Los Angeles, California 90071-1406

Phone (213) 486 9200
Fax (213) 486 9698

5 June 2007

BY FAX - ORIGINAL IN POST
(61 3 9645 7226)

Foster's Group Limited
77 Southbank Blvd.
Southbank, Victoria 3006
Australia

Re: Notice of Change in Interests of Substantial Shareholder under Section 671B

Robert Dudfield:

Enclosed is a Notice of Change in Interests of Substantial Shareholder Under Section 671B dated 04 June 2007. Please note that a copy of this report has been sent to the Australian Stock Exchange.

Neither the Capital Group Companies, Inc. nor any of its affiliates own shares of your company for its own account. Rather, the shares reported on Form 604 are owned by accounts under the discretionary investment management of one or more of the investment management companies that make up the Capital Group Companies, Inc.

For the purposes of this Notice an outstanding share balance of 1,970,848,397 shares was used to calculate the percentages of holdings of the relevant share capital. We believe this outstanding share balance is current; however, if this number is not accurate, please contact us as soon as possible so that we may make the necessary revisions to this Notice.

Should you have questions or require additional information, please contact Gina Martinez or Vivien Tan at (213) 615-0469, or send a fax message to (213) 486-9698. Alternatively, you may contact us via E-mail at GRGroup@capgroup.com.

Regards,

CA

Christopher Aquino
Compliance Associate

Form 604

Corporations Act 2001 Section 671B

Notice of change of interests of substantial holder

To Company Name/Scheme Foster's Group Limited

ACN/ARSN

1. Details of substantial holder(1)

Name The Capital Group Companies, Inc.

ACN/ARSN (if applicable) n/a

There was a change in the interests of the substantial holder on 04 June 2007

The previous notice was given to the company on 20 April 2007

The previous notice was dated 19 April 2007

The shares reported were owned by accounts under the discretionary investment management of 5 investment management companies (Capital Research and Management Company, Capital International, Inc., Capital International S.A., Capital International Limited, and Capital Guardian Trust Company) which are direct or indirect subsidiaries of The Capital Group Companies, Inc., 333 South Hope Street, 55th Floor, Los Angeles, California 90071 and such shares are being reported in the aggregate.

2. Previous and present voting power

The total number of votes attached to all the voting shares in the company or voting interests in the scheme that the substantial holder or an associate (2) had a relevant interest (3) in when last required, and when now required, to give a substantial holding notice to the company or scheme, are as follows:

Class of securities (4)	Previous notice		Present notice	
	Person's votes	Voting power (5)	Person's votes	Voting power (5)
Ordinary Shares	163,926,005 shares	8.3175%	141,619,503 shares	7.1857%

The shares being reported under this section are owned by accounts under the discretionary investment management of 5 investment management companies (Capital Research and Management Company, Capital International, Inc., Capital International S.A., Capital International Limited, and Capital Guardian Trust Company) which are direct or indirect subsidiaries of The Capital Group Companies, Inc., 333 South Hope Street, 55th Floor, Los Angeles, California 90071 and such shares are being reported in the aggregate.

3. Changes in relevant interests

Particulars of each change in, or change in the nature of, a relevant interest of the substantial holder or an associate in voting securities of the company or scheme, since the substantial holder was last required to give a substantial holding notice to the company or scheme are as follows:

Date of change	Person whose relevant interest changed	Nature of change (6)	Consideration given in relation to change (7)	Class and number of securities affected	Person's votes affected
20 April 2007 Thru 4 June 2007	The Capital Group Companies, Inc.	Disposition of shares	Average price of 6.4737 AUD	(22,306,502) Ordinary Shares	(22,306,502)

See Annexure A dated 19 April 2007

4. Present relevant interests

Particulars of each relevant interest of the substantial holder in voting securities after the change are as follows:

Holder of relevant interest	Registered holder of securities	Person entitled to be registered as holder (8)	Nature of relevant interest (6)	Class and number of securities	Person's votes
		none			
See Annexure A dated 04 June 2007 (copy attached)					

5. Changes in association

The persons who have become associates (2) of, ceased to be associates of, or have changed the nature of their association (9) with, the substantial holder in relation to voting interests in the company or scheme are as follows:

Name and ACN/ARSN (if applicable)	Nature of association
N/A	N/A

6. Addresses

The addresses of persons named in this form are as follows:

Name	Address
The Capital Group Companies, Inc.	333 South Hope Street, 55th Floor Los Angeles, CA 90071

Signature

print name: Walt Burkley

Capacity: Counsel

sign here ________________

date 05 June 2007

Annexure "A"

This is the Annexure of 9 pages marked Annexure "A" referred to in Form 604 signed by this corporation dated 4 June 2007.

The Capital Group Companies, Inc.

By: ______________________________

Walt Burkley
Counsel

Australia Annexure
Foster's Group Limited

4 June 2007

CG Investment Management Company	**Account Number**	**Number of Shares**	**% Held**
Capital Guardian Trust Company	44000300	7,063,013	
	44001800	336,300	
	44002300	402,800	
	44003200	1,647,000	
	44022700	47,100	
	44022900	2,785,807	
	44023900	160,200	
	44024600	317,100	
	44025900	459,000	
	44028100	187,200	
	44028600	136,900	
	44029600	91,100	
	44029700	211,900	
	44030600	106,400	
	44032100	135,000	
	44034900	91,600	
	44035800	47,600	
	44036100	24,898	
	44036500	1,782,600	
	44036900	293,100	
	44039600	299,661	
	44040900	245,000	
	44041200	60,795	
	44042200	47,626	
	44043000	76,150	
	44043700	62,531	
	44044000	70,500	
	44044700	88,300	
	44045800	32,300	
	44045900	560,000	
	44046700	35,000	
	44099400	243,712	
	44110400	7,453	
	44123600	9,588	
	44123700	6,566	
	44123800	3,243	
	44123900	6,361	
	44130300	19,357	
	44132000	27,185	
	44133300	7,124	
	44133800	12,772	
	44134300	9,223	
	44135300	5,269	
	44135600	4,186	
	44139700	60,273	
	44142000	6,811	
	44144500	5,239	
	44144800	7,378	
	44144900	3,908	
	44145300	10,392	
	44146300	5,830	
	44147700	4,516	
	44149900	13,946	
	44150100	18,638	

Australia Annexure
Foster's Group Limited

4 June 2007

CG Investment Management Company	Account Number	Number of Shares	% Held
	44152600	23,204	
	44155600	64,356	
	44156000	4,739	
	44158800	6,351	
	44159600	4,474	
	44159700	7,154	
	44188300	17,076	
	44223300	4,125	
	44224400	53,001	
	44226100	5,748	
	44229100	18,730	
	44229600	12,547	
	44232200	26,163	
	44236301	9,350	
	44240600	40,088	
	44255000	1,755,390	
	44256500	89,629	
	44258000	13,616	
	44259300	88,200	
	44261300	498,000	
	44263800	49,900	
	44267200	66,500	
	44267300	47,000	
	44268600	64,300	
	44269700	25,000	
	44271500	193,100	
	44271700	364,149	
	44273000	81,000	
	44273400	55,400	
	44276200	75,700	
	44277700	338,336	
	44278600	34,900	
	44279100	102,300	
	44281200	78,000	
	44283000	22,586	
	44283700	32,500	
	44283900	232,519	
	44285500	481,645	
	44286300	92,887	
	44287000	81,900	
	44288400	41,000	
	44288500	110,800	
	44295800	250,000	
	44295900	137,400	
	44296400	269,600	
	44298200	184,969	
	44301500	151,148	
	44302200	138,268	
	44307100	43,500	
	44308600	144,500	
	44315000	478,639	
	44316400	187,600	
	44317300	107,200	
	44318100	86,400	

Australia Annexure
Foster's Group Limited

4 June 2007

CG Investment Management Company	Account Number	Number of Shares	% Held
	44318300	39,600	
	44323000	63,500	
	44323800	52,596	
	44326600	7,800	
	44326800	101,300	
	44328100	55,700	
	44328400	34,171	
	44331900	154,000	
	44335700	9,371	
	44336000	238,000	
	44336100	45,800	
	44338600	39,795	
	44339400	95,100	
	44343600	92,600	
	44344600	68,300	
	44344700	10,300	
	44344800	36,600	
	44345600	423,480	
	44346500	40,300	
	44348800	216,000	
	44349500	13,200	
	44351500	149,500	
	44351800	125,600	
	44351900	164,500	
	44352100	76,500	
	44352200	35,500	
	44353000	62,800	
	44353900	91,000	
	44356100	69,400	
	44356500	311,800	
	44356900	78,400	
	44357100	79,800	
	44357800	513,200	
	44358000	372,700	
	44358800	322,600	
	44359400	262,880	
	44359700	65,000	
	44359800	122,666	
	44359900	213,300	
	44360400	63,200	
	44363200	111,800	
	44364600	167,823	
	44366400	21,300	
	44368900	29,900	
	44369400	190,400	
	44370700	21,400	
	44653901	9,329	
	44662300	11,168	
	44671900	41,289	
	44674700	9,255	
	44675301	3,836	
	44675401	3,077	
	44675601	3,305	
	44675701	7,057	

Australia Annexure
Foster's Group Limited

4 June 2007

CG Investment Management Company	Account Number	Number of Shares	% Held
	44676100	3,537	
	44677200	9,550	
	44678300	6,340	
	44678700	10,119	
	44678900	9,519	
	44800100	81,500	
	44940300	1,602,000	
	44941800	126,500	
	44951300	420,695	
	70250000	20,587	
	70253400	5,422	
	70255600	53,460	
	70257900	4,307	
	70259500	40,033	
	70262400	4,863	
	70262900	108,905	
	70263000	95,561	
	70263600	6,703	
	70264500	6,785	
	70264700	11,743	
	70264800	2,695	
	70264900	4,996	
	70265000	3,954	
	70265100	7,310	
	70265200	5,887	
	70266900	4,664	
	70267100	18,885	
	70271700	7,879	
	70272800	3,919	
	70273500	5,071	
	70273800	3,893	
	70275400	30,517	
	70280500	7,361	
	70282400	6,905	
	70284800	2,105	
	70285900	3,424	
	70286100	4,559	
	70288800	5,033	
	70289400	44,360	
	70297600	3,761	
	70299700	14,996	
	70300500	18,795	
	70301300	5,909	
	70303200	3,062	
	70303400	7,561	
	70504700	5,064	
	70510501	3,190	
	70681000	6,264	
	70681500	14,851	
	70682500	9,281	
	70682600	7,314	
	70687900	11,655	
	70691501	2,952	
	70693500	13,642	

Australia Annexure
Foster's Group Limited

4 June 2007

	Account Number	Number of Shares	% Held
CG Investment Management Company	70693600	38,924	
	70694000	9,069	
	70695400	16,990	
	70696000	4,205	
	70699300	17,347	
	70700300	17,007	
	70701700	4,822	
	70702900	5,464	
	70703000	5,464	
	70703100	5,464	
	70703400	17,329	
	70704600	12,468	
	70708200	5,577	
	70715900	5,831	
	70719900	3,344	
	70722800	4,859	
	70722900	3,861	
	70723700	1,880	
	70726000	3,171	
	70727400	2,858	
		34,782,611	
Capital International Limited	43051000	252,586	
	43051100	159,752	
	43051300	141,990	
	43051400	36,096	
	43051500	123,152	
	43057200	24,800	
	43057300	61,681	
	43057600	116,759	
	43057700	36,275	
	43060800	91,351	
	43069400	21,800	
	43400500	32,282	
	43401300	149,074	
	43401500	241,314	
	43401700	328,024	
	43402300	244,251	
	43404700	156,029	
	43404900	73,789	
	43405200	162,000	
	43405700	80,300	
	43405800	49,700	
	43406000	189,098	
	43407500	308,339	
	43410500	358,945	
	43411100	305,675	
	43411200	107,098	
	43411300	133,300	
	43411800	82,268	
	43412500	169,900	
	43412800	40,500	
	43413000	91,361	

Australia Annexure
Foster's Group Limited

4 June 2007

CG Investment Management Company	Account Number	Number of Shares	% Held
	43415000	157,332	
	43415900	148,565	
	43417500	225,582	
	43417700	1,057,430	
	43417800	91,434	
	43418100	107,770	
	43418300	67,947	
	43418600	183,773	
	43418800	379,552	
	43419100	178,391	
	43419200	10,761	
	43419300	706,375	
	43419800	264,150	
	43420200	259,300	
	43424300	58,099	
	43425200	604,207	
	43425300	220,139	
	43425400	239,246	
	43425700	159,840	
	43425800	439,534	
	43426200	997,458	
	43426300	1,486,031	
	43426400	1,174,498	
	43426700	931,833	
	43426800	771,581	
	43426900	767,573	
	43427100	1,234,483	
	43427200	66,700	
	43428200	57,260	
	43428300	48,114	
	43428600	108,600	
	43432100	39,955	
	43432200	82,646	
	43433100	33,465	
	43433200	174,788	
	43434000	42,277	
	43435100	304,699	
	43436100	91,236	
	43437100	472,879	
	43437400	409,600	
	43439100	165,635	
	43440200	45,316	
	43440800	35,900	
	43441800	49,647	
	43445200	200,708	
	43450500	293,900	
	43451200	197,963	
	43451300	101,438	
	43451600	53,907	
	43451700	96,150	
	43451900	287,400	
	43455100	239,259	
	43455200	165,217	
	43455400	53,836	

Australia Annexure
Foster's Group Limited

4 June 2007

CG Investment Management Company	Account Number	Number of Shares	% Held
	43457100	241,864	
	43459100	118,157	
	43460100	47,691	
	43463600	92,600	
	43464600	27,300	
	43464700	180,200	
	43466100	575,666	
	43467700	67,829	
	43473300	23,300	
	43484100	117,994	
	43487200	1,136,937	
	43487500	173,100	
	43487600	324,500	
	43487700	100,640	
	43487800	96,600	
	43488100	62,200	
	43494100	49,700	
	43494200	80,132	
	43500400	133,896	
	43500500	171,964	
	43503500	104,830	
	43503800	50,137	
	43506200	48,902	
	43506300	31,117	
	43506400	28,348	
	43507300	81,900	
	43507400	31,544	
	43507500	66,313	
	43507600	70,535	
	43510300	51,141	
	43510600	217,300	
	43510700	67,073	
	43510800	61,200	
	43510900	70,700	
	43511300	65,600	
	43511900	57,700	
	43512000	342,294	
	43512200	18,419	
	43513300	104,140	
	43513600	101,600	
	43518500	99,628	
	43537100	51,528	
	43558600	206,976	
	43560100	311,480	
	43564200	69,704	
	43564300	61,704	
	43565100	108,801	
	43565200	145,110	
	43565300	320,895	
	43565400	208,400	
	43565500	138,944	
	43565600	144,713	
	43565900	46,500	
	43570100	235,961	

Australia Annexure
Foster's Group Limited

4 June 2007

	Account Number	Number of Shares	% Held
CG Investment Management Company	43570200	31,117	
	43570300	20,855	
	43570400	250,949	
	43570500	23,559	
	43573100	302,500	
	43574100	132,140	
	43574200	261,400	
	43575100	169,600	
	43576300	68,100	
	43576500	83,200	
	43576700	108,740	
	43576800	38,051	
	43579300	60,000	
	43583100	2,926,200	
		33,330,682	
Capital International S.A.	45415100	74,223	
	45415200	40,505	
	45415700	233,925	
	45415800	81,396	
	45426000	953,602	
	45440600	27,400	
	45444900	98,448	
	45464300	85,358	
	45464400	66,631	
	45500200	159,162	
	45500800	105,766	
	45500900	42,400	
	45503100	18,320	
	45503300	67,200	
	45504600	19,095	
	45507200	80,500	
	45508100	99,449	
	45508200	42,037	
	45508400	38,828	
	45508500	44,652	
	45509000	8,100	
	45510200	99,634	
	45515600	5,200	
	45516200	91,433	
	45525200	69,436	
	45590100	2,733,324	
	45590400	106,106	
		5,492,130	
Capital International, Inc.	46054200	74,000	
	46054500	46,784	
	46055500	154,136	
	46056500	26,000	
	46056600	17,000	
	46056800	75,100	
	46343400	104,363	

Australia Annexure
Foster's Group Limited

4 June 2007

	Account Number	Number of Shares	% Held
CG Investment Management Company	46364700	33,059	
	46452300	461,500	
	46456000	108,088	
	46456700	37,000	
	46456800	29,400	
	46457300	37,000	
	46457400	210,000	
	46457500	17,300	
	46457700	23,200	
	46457800	209,600	
	46458500	23,311	
	46600000	125,000	
	46601000	14,805	
	46601800	67,500	
	46602000	8,507	
	46610000	115,900	
		2,018,553	
Capital Research and Management Company	11000012	47,820,985	
	11000033	18,174,542	
		65,995,527	
GRAND TOTAL		**141,619,503**	**7.19%**

Nominee List

Foster's Group Limited
04 June 2007

Nominee Name

ANZ Nominees
Level 25, Collins Street
GPO Box 2842 AA
Melbourne 3001 VIC

43060800	91,351
43402300	244,251
43419200	10,761
43426700	931,833
43436100	91,236
43506300	31,117
43507600	70,535
43512000	342,294
43513300	104,140
44298200	184,969
44363200	111,800
45415800	81,396
45500800	105,766
45503100	18,320
45525200	69,436
46056800	75,100
46452300	461,500
Total Shares:	3,025,805

ANZ Nominees Limited (Melbourne)
GPO Box 2842AA
Melbourne, Victoria 3001
Australia

43411800	82,268
43417800	91,434
43424300	58,099
43428600	108,600
43432100	39,955
43451200	197,963
43510600	217,300
43565100	108,801
44328100	55,700
45500900	42,400
46456700	37,000
46456800	29,400
46457500	17,300
Total Shares:	1,086,220

Australia & New Zealand Banking Grp Ltd
35, Elisabeth Street
PO Box 2842AA
Melbourne VIC 3000

43404900	73,789
Total Shares:	73,789

Bank of New York Nominees

Nominee List

Foster's Group Limited
04 June 2007

Nominee Name		
Bank of New York 3 Birchin Lane London EC3V 9BY		
43404700		156,029
43576500		83,200
43579300		60,000
	Total Shares:	299,229
Bankers Trust Australia Level 9, The Chifley Tower 2, Chifley Square Sydney NSW 2000, Australia		
43051100		159,752
43057200		24,800
43057300		61,681
43415000		157,332
43418300		67,947
44034900		91,600
44036900		293,100
44040900		245,000
44041200		60,795
44263800		49,900
44268600		64,300
44269700		25,000
44271700		364,149
44283700		32,500
44283900		232,519
45415700		233,925
46456000		108,088
	Total Shares:	2,272,388
Brown Bros. One Mellon Bank Center Pittsburgh, PA 15258		
70297600		3,761
	Total Shares:	3,761
Chase Manhattan Bank Australia Limited Level 36 World Trade Centre Jamison Street Sydney, NSW 2000 Australia		
11000012		47,820,985
11000033		18,174,542
43051000		252,586
43411100		305,675
43411300		133,300
43418100		107,770
43428200		57,260
43441800		49,647
43484100		117,994

Nominee List

Foster's Group Limited
04 June 2007

Nominee Name	
43503500	104,830
43510900	70,700
44000300	7,063,013
44001800	336,300
44002300	402,800
44003200	1,647,000
44022900	2,785,807
44024600	317,100
44028600	136,900
44035800	47,600
44036500	1,782,600
44043000	76,150
44099400	243,712
44110400	7,453
44123600	9,588
44123700	6,566
44123800	3,243
44123900	6,361
44133300	7,124
44133800	12,772
44135300	5,269
44135600	4,186
44156000	4,739
44255000	1,755,390
44256500	89,629
44288500	110,800
45500200	159,162
45510200	99,634
70250000	20,587
70253400	5,422
70255600	53,460
70257900	4,307
70259500	40,033
70262400	4,863
70263600	6,703
70264500	6,785
70264700	11,743
70264800	2,695
70264900	4,996
70265000	3,954
70265100	7,310
70265200	5,887
70266900	4,664
70267100	18,885
70280500	7,361
70282400	6,905
70284800	2,105
70285900	3,424
70286100	4,559

Nominee List

Foster's Group Limited
04 June 2007

Nominee Name	
70288800	5,033
70289400	44,360
70299700	14,996
70300500	18,795
70301300	5,909
70510501	3,190
70681000	6,264
70681500	14,851
70682500	9,281
70682600	7,314
70687900	11,655
70693500	13,642
70693600	38,924
70694000	9,069
70695400	16,990
70696000	4,205
70699300	17,347
70700300	17,007
70701700	4,822
70702900	5,464
70703000	5,464
70703100	5,464
70703400	17,329
70704600	12,468
70708200	5,577
70719900	3,344
70722800	4,859
70722900	3,861
70723700	1,880
70726000	3,171
Total Shares:	84,875,370

Chase Manhattan Nominee Ltd.
Australia

43406000	189,096
43417700	1,057,430
43419800	264,150
43425400	239,246
43511900	57,700
44144500	5,239
44144900	3,908
44146300	5,830
44147700	4,516
44229600	12,547
44258000	13,616
44259300	88,200
44352100	76,500
44352200	35,500
44359900	213,300

Nominee List

Foster's Group Limited
04 June 2007

Nominee Name		
44653901		9,329
44662300		11,168
44675601		3,305
44940300		1,602,000
44941800		126,500
44951300		420,695
45590100		2,733,324
46601000		14,805
	Total Shares:	7,187,904
Chase Nominees Limited Woolgate House Coleman Street London EC2P 2HD		
44353900		91,000
44675401		3,077
44676100		3,537
44678900		9,519
70303200		3,062
	Total Shares:	110,195
Citibank Australia		
46056600		17,000
	Total Shares:	17,000
Citibank NA Toronto		
46600000		125,000
	Total Shares:	125,000
Citicorp Nominees PTY Ltd Level 26, Mitre 502-30 101 Collins Street Melbourne, Victoria 3000		
43426300		1,486,031
43440200		45,316
43507400		31,544
43507500		66,313
43570400		250,949
44276200		75,700
45440600		27,400
	Total Shares:	1,983,253
Commonwealth Bank of Australia Level 7, Bank House, 309-315 George St. Sydney NSW 2000 Australia		
44045800		32,300
44267200		88,500
44278600		34,900

Nominee List

Foster's Group Limited
04 June 2007

Nominee Name		
44286300		92,887
44318300		39,600
	Total Shares:	288,187
HKBA Nominees Ltd. GPO Box 181 Sydney 2001 Australia		
43410500		358,945
	Total Shares:	358,945
Hong Kong Bank Australia Level 8 1, O'Connell St, GPO Box 5302 Sydney NSW 2001		
43401500		241,314
43455100		239,259
43455400		53,836
	Total Shares:	534,409
HSBC 2 Leboh Ampang 50100 Kuala Lumpur, Malaysia		
44356100		69,400
	Total Shares:	69,400
HSBC Bank plc Securities Services, Mariner House Pepys Street London EC3N 4DA		
43405800		49,700
43451900		287,400
43464600		27,300
43473300		23,300
43511300		65,600
	Total Shares:	453,300
Investors Bank & Trust Co.		
44368900		29,900
	Total Shares:	29,900
J.P. Morgan		
44188300		17,076
44223300		4,125
	Total Shares:	21,201
JP Morgan Chase Bank		
45590400		106,106
46601800		67,500
	Total Shares:	173,606

Nominee List

Foster's Group Limited
04 June 2007

Nominee Name

Mellon Bank N.A.
London Branch
London
United Kingdom

44356900	78,400
44358000	372,700
44369400	190,400
Total Shares:	641,500

National Australian Bank LTD.
271 Collins St.
5th Floor South
Melbourne, Victoria 3000

43057700	36,275
43401300	149,074
43405700	80,300
43411200	107,098
43413000	91,361
43417500	225,582
43418800	379,552
43419100	178,391
43419300	706,375
43425200	604,207
43426800	771,581
43427200	66,700
43428300	48,114
43432200	82,646
43433200	174,788
43434000	42,277
43435100	304,699
43439100	165,635
43451300	101,438
43451600	53,907
43455200	165,217
43459100	118,157
43460100	47,691
43466100	575,666
43467700	67,829
43487200	1,136,937
43494100	49,700
43500400	133,896
43506400	28,346
43507300	81,900
43510300	51,141
43510700	67,073
43510800	61,200
43513600	101,600
43537100	51,528

Nominee List

Foster's Group Limited
04 June 2007

Nominee Name	
43560100	311,480
43564200	69,704
43565200	145,110
43565500	138,944
43565600	144,713
43565900	46,500
43570100	235,961
43570300	20,855
43574200	261,400
43575100	169,600
44025900	459,000
44028100	187,200
44030600	106,400
44032100	135,000
44036100	24,896
44042200	47,626
44043700	62,531
44044000	70,500
44046700	35,000
44132000	27,185
44134300	9,223
44145300	10,392
44158800	6,351
44159600	4,474
44229100	18,730
44240600	40,088
44267300	47,000
44273400	55,400
44279100	102,300
44301500	151,148
44302200	138,268
44307100	43,500
44323000	63,500
44326600	7,800
44326800	101,300
44328400	34,171
44338600	39,795
44344600	68,300
44344700	10,300
44344800	36,600
44346500	40,300
44349500	13,200
44351900	164,500
44353000	62,800
44366400	21,300
44671900	41,289
44678700	10,119
45464300	85,358
45464400	66,631

Nominee List

Foster's Group Limited
04 June 2007

Nominee Name		
46343400		104,363
46457700		23,200
46457800		209,600
46458500		23,311
	Total Shares:	11,662,097
National Nominees 82 Pitt Street Sydney, NSW 2000 Australia		
44152600		23,204
44315000		478,639
44339400		95,100
44343600		92,600
	Total Shares:	689,543
Northern Trust c/o NorTrust Nominees Limited 155 Bishopsgate London EC2M 3XS		
43407500		308,339
43426900		767,573
70262900		108,905
70263000		95,561
70275400		30,517
	Total Shares:	1,310,895
Nortrust Nominees 155 Bishopsgate London EC2M 3XS United Kingdom		
44139700		60,273
	Total Shares:	60,273
Pictet & Cie, Geneva		
45509000		8,100
	Total Shares:	8,100
State Street Bank & Trust Co.		
44150100		18,638
70271700		7,879
70272800		3,919
70504700		5,064
70691501		2,952
70715900		5,831
70727400		2,858
	Total Shares:	47,141
Westpac Banking Corp		
43051300		141,990

Nominee List

Foster's Group Limited
04 June 2007

Nominee Name		
43051400		36,096
43051500		123,152
43400500		32,282
43405200		162,000
43412500		169,900
43412800		40,500
43418600		183,773
43425300		220,139
43426200		997,458
43427100		1,234,483
43433100		33,465
43437400		409,600
43440800		35,900
43487500		173,100
43488100		62,200
43512200		18,419
43518500		99,628
43570500		23,559
43573100		302,500
44022700		47,100
44023900		160,200
44029700		211,900
44159700		7,154
44224400		53,001
44226100		5,748
44236301		9,350
44277700		338,336
44281200		78,000
44359700		65,000
45415100		74,223
45444900		98,448
45504600		19,095
45508100		99,449
45508200		42,037
45508400		38,828
45515600		5,200
45516200		91,433
46364700		33,059
70273500		5,071
70273800		3,893
70303400		7,561
	Total Shares:	5,994,230

Westpac Custodian Nominees
50 Pitt Street, 8th Floor
Sydney, NSW 2000
Australia

43057600	116,759
43069400	21,800

Nominee List

Foster's Group Limited
04 June 2007

Nominee Name	
43401700	328,024
43415900	148,565
43420200	259,300
43425700	159,840
43425800	439,534
43426400	1,174,498
43437100	472,879
43445200	200,708
43450500	293,900
43451700	96,150
43457100	241,864
43463600	92,600
43464700	180,200
43487600	324,500
43487700	100,640
43487800	96,600
43494200	80,132
43500500	171,964
43503800	50,137
43506200	48,902
43558600	206,976
43564300	61,704
43565300	320,895
43565400	208,400
43570200	31,117
43574100	132,140
43576300	68,100
43576700	108,740
43576800	38,051
43583100	2,926,200
44029600	91,100
44039600	299,661
44044700	88,300
44045900	560,000
44130300	19,357
44142000	6,811
44144800	7,378
44149900	13,946
44155600	64,356
44232200	26,163
44261300	498,000
44271500	193,100
44273000	81,000
44283000	22,586
44285500	481,645
44287000	81,900
44288400	41,000
44295800	250,000
44295900	137,400

Nominee List

Foster's Group Limited
04 June 2007

Nominee Name	
44296400	269,600
44308600	144,500
44316400	187,600
44317300	107,200
44318100	86,400
44323800	52,596
44331900	154,000
44335700	9,371
44336000	238,000
44336100	45,800
44345600	423,480
44348800	216,000
44351500	149,500
44351800	125,600
44356500	311,800
44357100	79,800
44357800	513,200
44358800	322,600
44359400	262,880
44359800	122,666
44360400	63,200
44364600	167,823
44370700	21,400
44674700	9,255
44675301	3,836
44675701	7,057
44677200	9,550
44678300	6,340
44800100	81,500
45415200	40,505
45426000	953,602
45503300	67,200
45507200	80,500
45508500	44,652
46054200	74,000
46054500	46,784
46055500	154,136
46056500	26,000
46457300	37,000
46457400	210,000
46602000	8,507
46610000	115,900
Total Shares:	18,216,862

1 First BanCorp

Fernando Scherrer, CPA
Executive Vice President and
Chief Financial Officer

June 5, 2007

VIA FAX: (202) 772-9207

Securities and Exchange Commission
Division Corporation Finance
450 5th Street NW
Washington, DC 20549

PAYMENT OF DIVIDENDS ON COMMON, SERIES A THROUGH E PREFERRED AND TRUST PREFERRED I & II SHARES

Dear Sirs:

I am pleased to inform you that on June 5, 2007, First BanCorp declared the payment of dividends on Common, Series A through E Preferred and Trust Preferred I & II shares. For your convenience, we are combining all of our preferred dividend notification letters into one.

Information regarding the June 2007 dividends is as follows:

FIRST BANCORP
JUNE 2007
(month and year)

Series	Cusip Number	Monthly Dividend (%)	Amount Per Share	Notice Date	Record Date	Date To be Paid
A	318672-20-1	7.125	$0.1484375	June 5	June 28	July 2
B	318672-30-0	8.35	$0.17395833	June 5	June 15	July 2
C	318672-40-9	7.40	$0.1541666	June 5	June 15	July 2
D	318672-50-8	7.25	$0.15104166	June 5	June 15	July 2
E	318672-60-7	7.00	$0.14583333	June 5	June 15	July 2

If you have any questions, please call me at (787) 729-8098.

Cordially,

Fernando Scherrer, EVP
Chief Financial Officer

END

1519 Ponce de León Ave.; Stop 23
PO Box 9146
San Juan, PR 00908-0146

Telephone: (787) 729-8200